Exhibit 99.1

Black Box Corporation

Joel T. Trammell, CEO, Team Member Call Script

November 12, 2018

When I took the job in November my immediate concern was providing the best possible outcome for our 3,000 team members. I believed there was significant value in our businesses, but it was clear we could not support the debt load that had been placed upon the company. I am proud of the work all of you have done to hold the business together these last several months under difficult circumstances. I believe this acquisition is the best outcome for all our major stakeholders: employees, customers and stockholders. I know you have many questions, many of which I won’t be able to yet answer. I want to emphasize that while we have announced the deal, it needs to be accepted by our stockholders and will not close until late December at the earliest. Prior to closing, all decisions will continue to be made by the executive team without direction from AGC. It is critical that we continue to build a profitable and growing business. In the end that is what insures the continued success of Black Box and our team members. Now to address some obvious questions.

1)

Do you still have a job? YES, if you had a job yesterday you have a job today. It is important to understand why AGC is making this acquisition. This is not a case of two companies with significant overlap that can increase their profits by eliminating duplicate expenses. The reason AGC was excited about Black Box was that it gave them capabilities where they were weak (primarily the US and Europe) and would allow them to expand their business to be a true global provider.

2)

Are they going to switch out the executive team? While we have had no conversations around any future structure, they do not have a significant presence in the United States and will need our leadership team to continue to run the business.

3)

What should we do now? We must continue to optimize the business and execute our objectives. Hopefully this announcement will comfort customer and vendors and allow us to get back to growing our businesses. It is important to understand that the deal is not final until it closes and there could be changes as we go forward.

4)	What can we tell our customers and vendors? At the moment refer people to the press release. We will release more information as it becomes available.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The tender offer described herein has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any common stock of Black Box or any other securities. On the commencement date of the tender offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the United States Securities and Exchange Commission (the “SEC”) by AGC and/or its affiliates, and a solicitation/recommendation statement on Schedule 14D-9 will be filed with the SEC by Black Box. The offer to purchase Black Box common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS OF BLACK BOX ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SUCH STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the information agent for the tender offer that will be named in the tender offer statement on Schedule TO.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

All of the statements in this document, other than historical facts, are forward-looking statements, including, without limitation, the statements made concerning the pending acquisition of Black Box by AGC, and are based on a number of assumptions that could ultimately prove inaccurate. Forward-looking statements made herein with respect to the tender offer, the merger and related transactions, including, for example, the timing of the completion of the merger and the potential benefits of the merger, reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, Black Box’s actual results may differ materially from its expectations or projections. The following factors, among others, could cause actual plans and results to differ materially from those described in forward-looking statements: (i) uncertainties as to the timing of the tender offer and the merger; (ii) uncertainties as to how many Black Box stockholders will tender their shares of Black Box common stock in the tender offer; (iii) the possibility that competing acquisition proposals will be made; (iv) the possibility that Black Box will terminate the merger agreement to enter into an alternative business combination, refinancing, or other recapitalization transaction; (v) the possibility that various closing conditions for the transactions contemplated by the merger agreement may not be satisfied or waived; (vi) the risk that the merger agreement may be terminated in circumstances requiring Black Box to pay a termination fee; (vii) risks related to the filing or filings to be made with CFIUS, and unanticipated developments in related law; (viii) the possibility that the transactions contemplated by the merger agreement may not be timely completed, if at all; (ix) the risk that, prior to the completion of the transactions contemplated by the merger agreement, if at all, Black Box’s business and its relationships with employees, collaborators, vendors and other business partners could experience significant disruption, whether due to uncertainty related to the tender offer, the merger and related transactions or otherwise, continued degradation in Black Box’s financial performance, or other factors; (x) the risk that AGC’s equity financing, debt financing or both are unavailable to complete the tender offer or the merger; (xi) the risk that stockholder litigation in connection with the tender offer or the merger may result in significant costs of defense, indemnification and liability; (xii) the risk that Black Box does not generate sufficient cash flow from operations to meet its obligations during the period prior to the completion of the transactions contemplated by the merger agreement; (xiii) the risks and uncertainties pertaining to Black Box’s business; and (xiv) other factors included elsewhere in Black Box’s public periodic filings with the SEC, as well as the tender offer materials filed and to be filed by AGC and/or its affiliates in connection with the tender offer. Other factors that could cause actual results to differ materially include those set forth in Black Box’s SEC reports, including, without limitation, the risks described in Black Box’s Annual Report on Form 10-K for its fiscal year ended March 31, 2018, Black Box’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 and the Current Report on Form 8-K, filed July 2, 2018, each of which are on file with the SEC. Black Box’s SEC filings are available publicly on the SEC’s website at www.sec.gov, on Black Box’s website at https://www.blackbox.com/ under the Investor Relations section or upon request via phone at 724-873-6788. Black Box disclaims any obligation or undertaking to update or revise the forward-looking statements contained herein, whether as a result of new information, future events or otherwise, except as required by law.